UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 25, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Airlines Group Inc.
File No. 001-08400

American Airlines, Inc.
File No. 001-02691

CF#35011

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American Airlines Group Inc. and American Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on April 27, 2017.

Based on representations by American Airlines Group Inc. and American Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through January 31, 2023
Exhibit 10.3	through February 17, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary